SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December 2002

                                  MIH LIMITED

                (Translation of registrant's name into English)

                              Jupiterstraat 13-15
                               2132 HC Hoofddorp
                                The Netherlands

                   (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x                       Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No  x
                     -----                             -----

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                                 EXHIBIT LIST
                                 ------------

                                                                Sequential
Exhibit      Description                                        Page Number
-------      -----------                                        -----------

99.1 Press Release, MIHH and Naspers scheme of arrangement sanctioned; Group reorganization nears completion, dated December 10, 2002.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MIH LIMITED

Date: December 10, 2002                      by: /s/ Stephen Francis Ward
                                                ------------------------------
                                            Name:    Stephen Francis Ward
                                            Title:   Director